SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                    Form 11-K
                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934




      (Mark One):
      ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
  X   EXCHANGE ACT OF 1934.
 ---
      For the fiscal year ended       December 31, 2001
                                --------------------------------

                                       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934.
 ---
      For the transition period from               to
                                     -------------    -------------

      Commission file number       333-21011
                             ------------------




                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                (FORMALLY JERSEY CENTRAL POWER & LIGHT COMPANY
             EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES)
                              c/o FirstEnergy Corp.
                              76 South Main Street
                               Akron, Ohio 44308

             (Full Title of the Plan and the Address of the Plan)




              FirstEnergy Corp. (by way of merger with GPU, Inc.
                  which became effective on November 7, 2001)
                              76 South Main Street
                               Akron, Ohio 44308


            (Name of Issuer of the securities held pursuant to the
              Plan and address of its principal executive office)

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                          FOR EMPLOYEES REPRESENTED BY
                             IBEW SYSTEM COUNCIL U-3

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                               for the years ended
                           December 31, 2001 and 2000

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                                      INDEX
                                     -------



                                                                       Pages

Independent Auditors' Report                                              1

Financial Statements:
  Statements of Net Assets Available for Plan
     Benefits as of December 31, 2001 and 2000                            2

  Statements of Changes in Net Assets Available
   for Plan Benefits for the years ended
   December 31, 2001 and 2000                                             3

   Notes to Financial Statements                                       4-12

                          INDEPENDENT AUDITORS' REPORT


To the Savings Plan Committee of the
GPU Companies Employee Savings Plan
For Employees Represented by IBEW System Council U-3:

We have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Employees Represented by IBEW System Council U-3(the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                             Milligan & Company, LLC



April 11, 2002

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 2001 and 2000
                                     -------




                                                    2001            2000
                                                    ----            ----

Investment in GPU Companies
     Master Savings Plan Trust
     at fair value                              $123,882,487    $141,638,906

Participant loans receivable                       3,211,381       2,840,925
                                                 -----------     -----------

Net assets available for
     plan benefits                              $127,093,868    $144,479,831
                                                 ===========     ===========


    The accompanying notes are an integral part of the financial statements.

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 2001 and 2000
                                     -------



                                                    2001             2000*
                                                    ----             -----

Net Asset Balances, beginning of year           $144,479,831     $155,882,122
                                                 -----------      -----------

Additions to net assets attributed to:
   Contributions:
     Participants'                                 7,038,798        8,403,552
     Employer's                                    2,173,911        2,381,311
     Rollovers                                        16,674           56,880

   Interest on loans                                 244,663          225,994

   Investment income                               2,035,981        9,998,559
                                               -------------    -------------

            Total additions                       11,510,027       21,066,296
                                                ------------     ------------

Deductions from net assets attributed to:
   Net depreciation in fair
     value of investments                         16,269,170       15,395,422
   Transfers to affiliated savings plans           2,527,143        1,449,729
   Distributions and Withdrawals                  10,099,677       15,623,436
                                                ------------     ------------

            Total deductions                      28,895,990       32,468,587
                                                ------------     ------------

Net decrease                                     (17,385,963)     (11,402,291)
                                                 -----------      -----------

Net Asset Balances, end of year                 $127,093,868     $144,479,831
                                                 ===========      ===========


*Certain amounts have been reclassified to conform to current year presentation.


    The accompanying notes are an integral part of the financial statements.
                                        3

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                          NOTES TO FINANCIAL STATEMENTS
                                    --------

1.    General Description of the Plan:
      -------------------------------

      The following description of the GPU Companies Employee Savings Plan for Employees Represented by IBEW System Council U-3 (Plan) provides only general information on the provisions of the Plan in effect as of December 31, 2001. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

            General:
            -------

      The Plan is a defined contribution plan. In general, all GPU employees represented by IBEW System Council U-3 (Company) are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve-month period.

      The Plan is intended to qualify as a cash or deferred profit-sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant is eligible to transfer his/her account to an affiliated savings plan upon a change in his/her employment status.

      The Plan contains additional employer contribution and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Savings Plan.

            Contributions:
            -------------

      The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect (1) to have his/her base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions), which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).

            Matching Program:
            ----------------

      The Company provides a matching contribution to the Plan on behalf of each participant, except certain temporary employees as defined in the Plan document. Effective November 1, 2001 the Company matched 80%, up from 75% prior to November 1, 2001, of a participant's aggregate contributions up to 4% of the participant's base compensation.

            Administration of Plan Assets:
            -----------------------------

      The Plan's assets, which consist principally of stocks, mutual funds and bonds are held by the Trustee of the Plan. Employer and participant contributions are held and managed by the Trustee, which invests cash received, reinvests interest and dividend income, and makes distributions to participants.

                                    Continued
                                        4

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                    --------

1.    General Description of the Plan, continued:
      -------------------------------

            Administrative Expenses:
            -----------------------

      The Company absorbs a small portion of administrative expenses. The majority of the administrative expenses, primarily Investment and Trustee Fees, are paid out of plan assets held in the GPU System Companies Master Trust ("Trust"). Investment gains in the Trust are shown net of these Investment and Trustee Fees.

            Investment Funds:
            ----------------

      The Plan provides investment options that are participant-directed, which allows participants to choose among various investment alternatives. Participants may change their investment option at any time, subject to certain limitations. Participants may elect to have their Plan accounts invested in one or more of the following investment options:

      -  Fidelity  Puritan  Fund:  This  fund seeks to obtain a balance  between
         -----------------------
         capital appreciation, preservation of capital, and generation of income.

      -  Fidelity Independence Fund*: This fund seeks to provide the opportunity
         ---------------------------
         for significant capital appreciation.

      -  Fidelity  OTC  Portfolio  Fund:  This  fund  seeks  long-term   capital
         ------------------------------
         appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

      -  Fidelity Overseas Fund: The fund seeks long-term capital  appreciation,
         ----------------------
         primarily through investments in foreign securities.

      -  Interest Income Fund: The return objective of this fund is to provide a
         --------------------
         higher rate of return over time than the rate of return offered by money market funds. The Interest Income Fund invests in a diversified portfolio of investment contracts issued by only high-quality financial institutions as well as security-backed investment contracts supported by high quality fixed income securities.

      -  Diversified  Bond Fund:  This fund seeks to match or exceed the returns
         ----------------------
         of the Lehman Brothers Aggregate Index. The fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in only high quality bonds, that is, those rated at least BBB by Standard & Poor's or Baa3 by Moody's Investors Service.

      -  Conservative  Growth  Portfolio:   The  investment   objective  of  the
         -------------------------------
         Portfolio is to provide income from fixed income securities and growth of principal from stock funds. The Conservative Growth Portfolio has an asset allocation target of 35% equities and 65% fixed income securities.

      * Name changed from Fidelity Retirement Growth Fund effective January 27, 2001.

                                    Continued
                                        5

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                    --------

1.    General Description of the Plan, continued:
      -------------------------------

            Investment Funds, continued:
            ----------------


      -  Moderate Growth Portfolio:  The investment  objective of this portfolio
         -------------------------
         is to provide growth from stock funds and income from fixed income securities. The Moderate Growth Portfolio has an asset allocation target of 60% equities and 40% fixed income securities.

      -  Aggressive Growth Portfolio: The investment objective of this portfolio
         ---------------------------
         is to provide growth primarily from stock funds with a small income component. The Aggressive Growth Portfolio has an asset allocation target of 80% equities and 20% fixed income securities.

      -  S&P 500 Index  Fund:  This fund seeks to match the  performance  of the
         -------------------
         Standard & Poor's 500 Index. The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

      -  International  Equity Fund: This is an actively managed fund that seeks
         --------------------------
         to exceed the performance of the Morgan Stanley Capital International Europe, Australia, and Far East (MSCI EAFE) Index (unhedged) by investing in common stocks of companies headquartered outside the United States.

      -  Small Cap Equity Fund:  This is an actively  managed fund that seeks to
         ---------------------
         consistently exceed the total return performance of the Russell 2500 Stock Index while maintaining a similar level of risk. The fund primarily invests in a portfolio of common stock of small to medium-sized domestic companies, which offer above-average growth potential.

      -  FirstEnergy  Stock  Fund*:  This  fund's  goal is to provide  long-term
         -------------------------
         growth through capital appreciation and dividend income. The FirstEnergy Stock Fund invests almost exclusively in FirstEnergy
         Corporation common stock. A small portion of assets is invested in money market securities to meet the fund's liquidity needs. Dividends paid on the FirstEnergy stock held in this fund are used to purchase additional common shares.

      -  Mutual Fund Window:  The Mutual Fund Window (MFW) offers  approximately
         ------------------
         3500 mutual funds from more than 200 mutual fund families and approximately 600 no-transaction fee funds currently offered through State Street Brokerage Services, Inc.

      * GPU Stock Fund was converted to the FirstEnergy Stock Fund effective November 7, 2001.

                                    Continued
                                        6

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                    --------

1.    General Description of the Plan, continued:
      -------------------------------

            Employee Participation in the Plan:
            ----------------------------------

      The number of participating employees with account balances invested in each investment option at December 31, 2001 and 2000 was as follows:

      FUND #/FUND NAME                          NUMBER OF PARTICIPANTS
      ----------------                          ----------------------

                                                2001              2000
                                                ----              ----

      10 Interest Income                         684               703
      20 Diversified Bond                        288               232
      30 Conservative Growth                      65                50
      35 S&P 500 Index                           972             1,069
      40 Moderate Growth                         682               741
      45 Fidelity Puritan                        243               219
      50 Aggressive Growth                       218               210
      55 Fidelity Independence*                  515               573
      60 Small Capital Equity                    248               240
      65 Fidelity OTC                            371               432
      70 International Equity                    140               155
      75 Fidelity Overseas                       127               153
      80 FirstEnergy Stock**                     298               285
      85 Mutual Fund Window                       52                54

      The total number of participants in the Plan at December 31, 2001 and 2000 was 1,789 and 1,905, respectively. This is less than the sum of the number of participants shown in the schedule above because many participants are investing in more than one option.


      * Name changed from Fidelity Retirement Growth Fund effective January 27, 2001.
      ** GPU  Stock Fund was converted to the FirstEnergy  Stock  Fund effective
         November 7, 2001.


                                    Continued
                                        7

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                    --------

1.    General Description of the Plan, continued:
      -------------------------------

            Participant Accounts:
            --------------------

      Each participant's account is credited with the participant's own contributions and with the Company's matching contributions. Each account maintained for a participant reflects the number of unitized shares and their value for each mutual fund and for the FirstEnergy Stock Fund. Any portion of a participant's account balance invested in the Mutual Fund Window reflects the number of shares and their value for each mutual fund. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is recorded to that account.

            Vesting:
            -------

      Participants are 100% vested at all times in their Plan accounts.

            Distributions and Withdrawals:
            -----------------------------

      A participant's Plan account balances become distributable upon termination of the participant's employment for any reason. Distributions of account balances in excess of $5,000 may be deferred, at the participant's election, up to age 70 1/2. If distribution of a participant's account balance has not otherwise started, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for distributions and withdrawals can be found in the Plan document.

            Loans to Participants:
            ---------------------

      The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through monthly payroll deductions. The rate is determined periodically by the Administrative Committee based on current commercial rates. The interest rates for loans in excess of four years and ten months were 8.22% for the period January 1 through June 30, 2001 and 7.08% for the period July 1 through December 31, 2001. The interest rates for loans four years and ten months or less were 9.20% for the period January 1 through June 30, 2001 and 7.685% for the period July 1 through December 31, 2001.


                                    Continued
                                        8

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                    --------


1.    General Description of the Plan, continued:
      -------------------------------

            Plan Termination:
            ----------------

      The Company reserves the right at any time to modify, suspend, amend or terminate the Plan. However, the Company cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.

2.    Summary of Significant Accounting Policies:
      ------------------------------------------

            Basis of Accounting:
            -------------------

      The financial statements of the plan are prepared under the accrual method of accounting.

            Valuation of Investments:
            ------------------------

      The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trusts and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments is allocated to each participating plan based upon its accumulated monthly balance for each investment option (see
      Note 3).

      Investment income from the GPU Companies Master Savings Plan Trust for the years ended December 31, 2001 and 2000, consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

      The fair market value of assets held by the Trust are determined as follows: Stocks and bonds are valued at their closing quoted market prices on the last business day of the year. Short-term group trust funds (investment custodian bank) and insurance contracts are valued at cost plus accrued interest, which approximates market.

            Use of Estimates:
            ----------------

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


                                    Continued
                                        9

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                    --------

2.    Summary of Significant Accounting Policies, continued:
      ------------------------------------------

            Reclassifications:
            ------------------

      Certain prior year amounts have been reclassified to conform to the year ended December 31, 2001 presentation. These changes had no impact on previously reported results of operations or net assets.

3.    Investments:
      -----------

      The investments reflected in the December 31, 2001 and 2000 Statements of Net Assets Available for Plan Benefits represent the Plan's 16.71% and 17.22% share, respectively, of total investments held in the GPU Companies Master Savings Plan Trust at December 31, 2001 and 2000.

      At December 31, 2001 and 2000, the total fair value of investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:

                                                     2001               2000
                                                     ----               ----
         Aggressive Growth Portfolio            $ 19,770,358       $ 22,079,147
         Fidelity Independence Fund**             75,069,658*       112,053,343*
         Small Capital Equity Fund                24,511,906         24,104,318
         Fidelity OTC Portfolio Fund              34,321,061         49,366,914
         International Equity Fund                 7,003,697          8,693,456
         Fidelity Overseas Fund                    6,803,090          9,775,960
         FirstEnergy Stock Fund***                17,901,466         19,223,632
         Mutual Fund Window                       17,897,551         25,793,558
         Interest Income Fund                    181,148,895*       158,303,350*
         Diversified Bond Fund                    32,978,648         20,306,629
         Conservative Growth Portfolio             8,487,277          6,108,602
         S&P 500 Index Fund                      160,161,418*       195,528,067*
         Moderate Growth Portfolio               117,554,205*       133,738,773*
         Fidelity Puritan Fund                    37,555,463*        37,530,036
                                                 -----------        -----------

         Total investments at fair value        $741,164,693       $822,605,785
                                                 ===========        ===========

         Total investments at cost              $749,027,738       $769,489,747
                                                 ===========        ===========

* These investments represent 5% or more of the net assets available for benefits.
**  Name  changed from  Fidelity  Retirement  Growth  Fund effective January 27,
    2001.
*** GPU  Stock  Fund was  converted  to the  FirstEnergy  Stock  Fund  effective
    November 7, 2001.


                                    Continued
                                       10

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                    --------

3.    Investments:
      -----------

      Based on participant investment options at December 31, 2001 and 2000 the Plan's investments were allocated as follows:

                                    2001             2000
                                 % BY FUND        % BY FUND
                                 ---------        ---------

      Interest Income              22.56%           17.65%
      Diversified Bond              4.05%            2.19%
      Conservative Growth           0.48%            0.43%
      S&P 500 Index                22.34%           24.02%
      Moderate Growth              13.69%           13.62%
      Fidelity Puritan              5.27%            4.66%
      Aggressive Growth             2.82%            2.77%
      Fidelity Independence*       14.83%           19.51%
      Small Capital Equity          2.35%            1.99%
      Fidelity OTC                  5.33%            6.81%
      International Equity          0.72%            0.76%
      Fidelity Overseas             0.87%            1.25%
      FirstEnergy Stock**           3.08%            2.38%
      Mutual Fund Window            1.61%            1.96%

      The net investment losses in the GPU Master Savings Plan Trust for the years ended December 31, 2001 and 2000 were as follows:

                                     2001                2000
                                     ----                ----

      Dividends                 $   3,031,891      $  39,642,728
      Interest income              11,395,260         10,904,328
      Net depreciation in fair
          value of investments    (86,727,994)       (75,985,990)
                                  -----------        -----------

      Net investment losses      $(72,300,843)      $(25,438,934)
                                  ===========        ===========

      * Name changed to Fidelity Retirement Growth Fund effective January 27, 2001.
      ** GPU Stock Fund was converted to the  FirstEnergy  Stock Fund  effective
         November 7, 2001.


                                    Continued
                                       11

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
              FOR EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                    NOTES TO FINANCIAL STATEMENTS, Concluded
                                    --------

4.    Party-In-Interest Transactions:
      ------------------------------

      Certain Plan investments are shares of mutual funds managed by State Street Bank. State Street Bank is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions.

5.    Tax Status:
      ----------

      The Plan obtained its latest determination letter on February 4, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    Plan Amendments:
      ---------------

      The Plan was amended and restated in order to incorporate increased matching contributions, effective January 1, 2001 and November 1, 2001. The Company agreed to increase the match from 70% to 75% of an employee's contributions up to 4% of base compensation for the period of January 1, 2001 through October 31, 2001 and additionally, increased the match to 80% of an employee's contributions up to 4% of base compensation, for the period thereafter.

      The Plan was further amended, effective October 1, 2001 to incorporate FirstEnergy Merger Provisions. At the effective time of the merger between GPU Company and FirstEnergy Corporation, all shares of GPU Stock held in the GPU Stock Fund were automatically converted into the right to receive the merger consideration with respect to such shares. The merger consideration, which included both stock and cash in respect to the GPU Stock held in the GPU Stock Fund was reinvested in shares of FirstEnergy Corporation Stock. The effective date of the merger was November 7, 2001.

                                    SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                 FirstEnergy Corp.

                                 GPU Companies Employee Savings Plan
                                 for Employees Represented by
                                 IBEW System Council U-3





Date:  June 21, 2002             By:  /s/ Richard J. LaFleur
                                      ----------------------------------------
                                       Richard J. LaFleur
                                       Chairman, Savings Plan Committee